Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED APRIL 15, 2021
TO THE PROSPECTUS DATED FEBRUARY 16, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated February 16, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated February 16, 2021 and Supplement No. 2, dated March 15, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of May 1, 2021;
●	the calculation of our March 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update to the risk factors;
●	updated information regarding distributions;
●	an update on our assets and performance; and
●	updated experts information.
●	MAY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of May 1, 2021 (and distribution reinvestment plan issuances following the close of business on April 30, 2021 and share redemptions as of April 30, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.2031	$10.6839
Class W	$10.2031	$10.2031
Class I	$10.2031	$10.2031

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “March 31, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	MARCH 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures. Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of March 31, 2021 and February 28, 2021:

	As of
(in thousands)	March 31, 2021	February 28, 2021
Investments in industrial properties	$1,549,650	$1,482,750
Investment in unconsolidated joint venture partnerships	385,633	380,799
Cash and cash equivalents	232,500	264,719
Other assets	12,348	10,873
Line of credit, term loan and mortgage notes	(582,750)	(582,750)
Other liabilities	(27,766)	(25,047)
Accrued performance component of advisory fee	(4,180)	(2,874)
Accrued fixed component of advisory fee	(1,454)	(1,253)
Aggregate Fund NAV	$1,563,981	$1,527,217
Total Fund Interests outstanding	153,285	149,892

The following table sets forth the NAV per Fund Interest as of March 31, 2021 and February 28, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of March 31, 2021
Monthly NAV	$1,563,981	$1,417,893	$93,065	$39,644	$13,379
Fund Interests outstanding	153,285	138,967	9,121	3,886	1,311
NAV Per Fund Interest	$10.2031	$10.2031	$10.2031	$10.2031	$10.2031
As of February 28, 2021
Monthly NAV	$1,527,217	$1,388,856	$88,391	$36,609	$13,361
Fund Interests outstanding	149,892	136,313	8,675	3,593	1,311
NAV Per Fund Interest	$10.1888	$10.1888	$10.1888	$10.1888	$10.1888

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of March 31, 2021, we estimated approximately $47.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnerships as of March 31, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuations to account for the restricted salability or transferability of those real properties given our minority ownership interests in the Build-To-Core Industrial Partnership I LP (“BTC I”) and Build-To-Core Industrial Partnership II LP (“BTC II” and, together with BTC I, the “BTC Partnerships”). We estimate the fair value of our minority ownership interests in the BTC Partnerships as of March 31, 2021 would have been $37.5 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of March 31, 2021 would have been higher by approximately $37.5 million, or $0.24 per share, not taking into account all of the other items that impact our monthly NAV. Because we are currently exploring strategic alternatives for BTC I, we have adjusted certain assumptions regarding the liquidity discount and currently anticipate that a portion of the total discount will be eliminated on or before June 30 2021, thereby having a positive impact on our NAV, not taking into account all of the other items that impact our monthly NAV and may offset the impact of the partial elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

The valuations of our real property as of March 31, 2021 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.3%
Discount rate / internal rate of return	6.3%
Average holding period (years)	10.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.4%
	0.25	% increase	(3.1)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	STATUS OF THIS OFFERING

As of March 31, 2021, we had raised gross proceeds of approximately $1.1 billion from the sale of approximately 108.2 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $41.7 million. As of March 31, 2021, approximately $866.6 million in shares remained available for sale pursuant to this offering, including approximately $458.3 million in shares available for sale through our distribution reinvestment plan.

●	RISK FACTORS

The following risk factor supersedes and replaces the twelfth risk factor in the section titled “Risk Factors—Risks Related To Investing in this Offering” on pages 53-54 of the Prospectus:

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies that are used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, any valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction. As a result, the realizable value of our interest in joint ventures or partnerships used in the calculation of our NAV may be lower than the value that would be derived if a minority or liquidity discount had not been applied, which could then have a negative impact on our calculation of NAV. Similarly, if any such properties held in a joint venture or partnership in which we own a minority interest are transferred to us as part of a liquidation of the assets of the joint venture or partnership or other transaction resulting in our ownership of 100% of such properties, it could have a positive impact on the calculation of our NAV. In some cases, the impact may be significant. As an example, we estimate the fair value of our minority ownership interests in the BTC Partnerships as of March 31, 2021 would have been $37.5 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV would have been higher by approximately $37.5 million, or $0.24 per share, not taking into account all of the other items that impact our monthly NAV, as of March 31, 2021. Because we are currently exploring strategic alternatives for BTC I, we have adjusted certain assumptions regarding the liquidity discount and currently anticipate that a portion of the total discount will be eliminated on or before June 30, 2021, thereby having a positive impact on our NAV, not taking into account all of the other items that impact our monthly NAV and may offset the impact of the partial elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of March 2021 and were paid to all stockholders of record as of the close of business on March 31, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
March 2021	4/1/2021	$0.038	$0.041	$0.045
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of March 31, 2021, we had $2.2 billion in assets under management (calculated as fair value of investment in industrial properties and fair value of investment in unconsolidated joint venture partnerships, plus cash and cash equivalents), and our leverage ratio was approximately 26.9% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in unconsolidated joint venture partnerships plus cash and cash equivalents).

As of March 31, 2021, we owned and managed, either directly or through our minority ownership interests in our joint venture partnerships (which are presented as if we own a 100% interest), a total real estate portfolio that included 134 industrial buildings totaling approximately 30.8 million square feet located in 23 markets throughout the U.S., with 212 customers, and was 84.5% occupied (90.8% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of March 31, 2021, our total real estate portfolio included:

●	124 industrial buildings totaling approximately 28.7 million square feet comprised our operating portfolio, which includes stabilized properties, and was 90.4% occupied (94.4% leased); and
●	10 industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Of our total portfolio, we owned and managed 67 buildings totaling approximately 17.3 million square feet through our minority ownership interests in our joint venture partnerships. In addition, as of March 31, 2021, through our minority joint venture partnerships, we owned and managed 13 buildings either under construction or in the pre-construction phase totaling approximately 4.6 million square feet.

During the month ended March 31, 2021, we directly acquired one building comprised of approximately 0.4 million square feet for an aggregate total purchase price of approximately $60.2 million. Through our minority ownership interests in our joint venture partnerships (which are shown as if we owned a 100% interest), we completed the development of three industrial buildings comprising an aggregate 0.5 million square feet and a total purchase price, including costs to complete the development, of approximately $77.6 million during the month ended March 31, 2021. Additionally, during the month ended March 31, 2021, we leased approximately 1.3 million square feet within our total portfolio, which included 0.8 million square feet of new and future leases and 0.5 million square feet of renewals.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of March 31, 2021:

	Total (1)			Consolidated
($ and square feet in thousands)	Number of Buildings (2)	Fair Value of Real Property	% of Fair Value	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	18	$379,167	17.5%	10	$254,450	16.4%
New Jersey	19	271,204	12.5	7	155,650	10.1
Dallas	12	266,175	12.3	8	226,650	14.6
Pennsylvania	19	233,322	10.8	9	169,650	10.9
Las Vegas	7	155,050	7.2	7	155,050	10.0
Reno	6	138,200	6.4	6	138,200	8.9
D.C. / Baltimore	5	92,202	4.3	4	90,350	5.8
Central Valley	4	73,873	3.4	1	51,300	3.4
South Florida	7	70,871	3.3	2	42,500	2.7
Seattle	6	68,894	3.2	0	-	-
Other	44	417,069	19.1	13	265,850	17.2
Total Portfolio	147	$2,166,027	100.0%	67	$1,549,650	100.0%

(1)	Represents our total portfolio of owned and managed properties, including our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our minority ownership interests in our joint venture partnerships. Unconsolidated properties are presented based on our effective ownership interests.
(2)	Includes 13 buildings that are either under construction or in the pre-construction phase that are owned through our minority ownership interests in our joint venture partnerships.

As of April 9, 2021, our total portfolio had collection rates averaging 99.2% for the month of March.

The following table sets forth the total shareholder returns for the periods ended March 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Year-to-Date (1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	0.52%	5.97%	1.71%	5.16%
Class T Share Total Return (with sales charge) (3)	(4.01)%	1.20%	(2.87)%	3.75%
Class W Share Total Return (3)	0.55%	6.47%	1.82%	5.80%
Class I Share Total Return (3)	0.59%	6.99%	1.94%	6.19%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	EXPERTS

The statements included in this Supplement under the section titled “March 31, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.